FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC SIGNS GIGAMEDIA AS NEWEST CASINO LICENSEE

E-gaming software leader to be exclusive external provider of casino software across popular
Everest Gaming platform

November 4, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, today announced an exclusive multi-year licensing contract with GigaMedia Limited, a major provider of online entertainment software and services. CryptoLogic will be the only external provider to offer casino software across the Everest Gaming platform – GigaMedia’s highly popular gaming technology offering.

The initial roll-out of CryptoLogic’s instant play casino is expected to launch this quarter with a selection of languages, followed by a full roll-out with a further expanded language offering during Q1 2009. The agreement was made through WagerLogic Limited, CryptoLogic’s wholly-owned subsidiary.

“I’ve said before that CryptoLogic’s core strengths are the development of the industry’s most innovative casino games and licensing our exceptional casino software to the top gaming sites around the world,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s exclusive partnership with GigaMedia clearly demonstrates the international appeal of our highly successful casino software – a strength on which we will continue to focus and build moving forward.”

GigaMedia develops and licenses some of the most successful and popular multi-lingual online entertainment offerings on the internet, including Everest Poker, one of the largest poker sites in the world.

“We are committed to delivering players the best online entertainment,” said Bob Cahill, Chief Executive Officer of GigaMedia’s gaming software division. “And this exciting lineup from CryptoLogic featuring world famous action heroes can help us do just that.”

With more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2008 earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“Today’s announcement combines CryptoLogic’s award-winning online casino expertise with GigaMedia’s established and growing player base,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “It’s a perfect fit.”

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About GigaMedia (www.gigamedia.com)

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world's largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.